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NOTICE  OF  ANNUAL  GENERAL  AND SPECIAL MEETING  2006

NOTICE is hereby given  the Annual General and Special Meeting (the "AGM") of the shareholders (the “Members”) of CONTINENTAL ENERGY CORPORATION (the "Company") will be held at the offices of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, 510 Burrard Street, 2nd Floor, Vancouver, BC, Canada, on Wednesday, January 25, 2006, at 10 A.M., local time. The Record Date for the AGM is December 7, 2005 and all registered shareholders as of the Record Date are entitled to vote at AGM. Notice of the date and other particulars of the AGM was published on November 30, 2005

PURPOSE OF MEETING AND RELATED DOCUMENTS

The purpose of the AGM is to review and consider the annual report by the Company’s directors to the Members together with the consolidated financial statements of the Company and independent auditor's report thereon, for the financial year ended July 31, 2005 (the “Fiscal 2005 Financial Statements”). Copies of the 1) Fiscal 2005 Financial Statements, 2) an Information Circular containing additional pertinent Company information and describing in detail the pros and cons of certain matters to be acted upon at the AGM and 3) a Form of Proxy for use in voting on issues raised at the AGM are included with the package containing this Notice.

MATTERS TO BE ACTED UPON AT THE MEETING

The following additional matters have been placed on the AGM agenda for the purpose of determining a course of action thereon, by vote of the Members, utilizing the attached Form of Proxy and in accordance with the Company’s Memorandum and Articles of Association:

1.

To elect directors for the ensuing year.

2.

To appoint the auditor for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditor.

3.

To approve and ratify incentive stock options, and amendments to incentive stock options, granted to insiders which have not previously been approved by the members; and authorize the directors in their discretion to grant stock options to insiders and to amend stock options granted to insiders, subject to regulatory approvals, as more fully set forth in the Information Circular accompanying this notice.

4.

To change the date of the end of the Company's fiscal year from 31 July to 30 June commencing 30 June 2006.

5.

To amend the Company's charter documents and ratify and adopt a new set of corporate articles of incorporation to make them more fully consistent with the recently revised legislation of the 2004 British Columbia Business Corporations Act as more fully described in the Information Circular.

6.

To approve a petition of British Columbia courts by the Company to reduce the Company’s paid up capital by an amount of up to  $20,796,667 and thereby write off the equivalent or whatever other amount the court may allow of the Company's accumulated deficit as more fully described in the Information Circular.

7.

To confirm, ratify and approve adoption of Stock Option Plan providing policy and guidelines for granting of incentive stock options to directors, officers, employees and consultants.

8.

To confirm, ratify and approve proceedings, resolutions, acts, deeds and things done, on behalf of the Company, by the Board of Directors, the Directors and the Officers of the Company during the year preceding the AGM.

9.

To transact such further or other business as may properly come before the meeting and any adjournments thereof.

INFORMATION CIRCULAR

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

USE OF FORM OF PROXY

If you are unable to attend the meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the Form of Proxy accompanying this notice.

This notice accompanies the Information Circular mailed to shareholders and dated December 22, 2005

On Behalf of the Company

JAMES D. EGER

DIRECTOR & CFO